UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MeiraGTx Holdings plc

File No. 001-38520 - CF#37446

MeiraGTx Holdings plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 26, 2019.

Based on representations by MeiraGTx Holdings plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through March 26, 2029
Exhibit 10.19	through March 26, 2022
Exhibit 10.20	through March 27, 2029
Exhibit 10.21	through March 27, 2029
Exhibit 10.22	through March 27, 2029
Exhibit 10.23	through March 27, 2029
Exhibit 10.24	through March 27, 2029
Exhibit 10.25	through March 27, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary